Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER 2025 RESULTS

•	Comparing the first quarter of 2025 to the first quarter of 2024:
̵	Sales decreased 8% to $10.1 billion, as global light vehicle production decreased 3%, which included 8% and 5% declines in Europe and North America, respectively
̵	Diluted earnings per share of $0.52 and Adjusted diluted earnings per share of $0.78, compared to $0.03 and $1.08, respectively
•	First quarter performance was broadly ahead of our expectations driven by strong incremental margins on better than anticipated vehicle production
•	Returned $187 million to shareholders through dividends and share repurchases
•	Updated 2025 Outlook excludes potential impacts of tariffs including on light vehicle production, full year 2025 range of adjusted net income attributable to shareholders unchanged

AURORA, Ontario, May 2, 2025 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2025.

"Our operating results for the first quarter of 2025 exceeded our expectations, with strong incremental margins on better than anticipated vehicle production and, for the balance of the year, we remain confident in our ability to execute on variables within our control in a complex and uncertain industry environment. We are actively advancing several initiatives including operational excellence, restructuring, commercial recoveries, and reduced capital and engineering spending to mitigate the impact of tariffs.

We remain focused on generating long-term free cash flow to invest for profitable growth and drive compelling capital return to shareholders."

- Swamy Kotagiri, Magna’s Chief Executive Officer

	THREE MONTHS ENDED
	March 31, 2025	March 31, 2024
Reported
Sales	$10,069	$10,970
Income from operations before income taxes	$225	$34
Net income attributable to Magna International Inc.	$146	$9
Diluted earnings per share	$0.52	$0.03

Non-GAAP Financial Measures(1)
Adjusted EBIT	$354	$469
Adjusted diluted earnings per share	$0.78	$1.08

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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THREE MONTHS ENDED MARCH 31, 2025

We posted sales of $10.1 billion for the first quarter of 2025, a decrease of 8% from the first quarter of 2024. The lower sales largely reflects a 3% decrease in global light vehicle production, including 8% and 5% lower production in Europe and North America, respectively, partially offset by 2% higher production in China. In addition, sales were negatively impacted by lower complete vehicle assembly volumes, including as a result of the end of production of the Jaguar I-Pace and E-Pace, the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar. These were partially offset by the launch of new programs.

Adjusted EBIT decreased to $354 million in the first quarter of 2025 compared to $469 million in the first quarter of 2024. This mainly reflects:

•	reduced earnings on lower sales; and

•	higher net warranty costs associated with our seating business.

These were partially offset by:

•	higher net favourable commercial items;

•	continued productivity and efficiency improvements; and

•	lower net engineering costs, including spending related to our electrification and active safety businesses.

During the first quarter of 2025, Other expense, net(2) and Amortization of acquired intangibles totaled $79 million (2023 - $384 million) and on an after-tax basis $73 million (2023 - $302 million).

Income from operations before income taxes increased to $225 million for the first quarter of 2025 compared to $34 million in the first quarter of 2024. Excluding Other expense, net and Amortization of acquired intangibles from both periods, income from operations before income taxes decreased $114 million in the first quarter of 2025 compared to the first quarter of 2024, largely reflecting the decrease in Adjusted EBIT.

Net income attributable to Magna International Inc. was $146 million for the first quarter of 2025 compared to $9 million in the first quarter of 2024. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. decreased $92 million in the first quarter of 2025 compared to the first quarter of 2024.

Diluted earnings per share were $0.52 in the first quarter of 2025, compared to $0.03 in the comparable period. Adjusted diluted earnings per share were $0.78, compared to $1.08 for the first quarter of 2024.

In the first quarter of 2025, we generated cash from operations before changes in operating assets and liabilities of $547 million and used $470 million in operating assets and liabilities. Investment activities for the first quarter of 2025 included $268 million in fixed asset additions, $148 million in investments, other assets and intangible assets, $4 million for business combinations and $1 million in private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2025, we returned $187 million to shareholders, including $136 million in dividends and $51 million in share repurchases.

Our Board of Directors declared a first quarter dividend of $0.485 per Common Share, payable on May 30, 2025 to shareholders of record as of the close of business on May 16, 2025.

(2)	Other expense, net is comprised of Fisker Inc. [“Fisker”] related impacts (restructuring and impairment of assembly and production assets, the impairment of Fisker warrants), revaluations of certain public company warrants and equity investments, and restructuring activities, during the three months ended March 31, 2024 & 2025. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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SEGMENT SUMMARY

	For the three months ended March 31,
	Sales			Adjusted EBIT
($Millions)	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$3,966	$4,429	$(463)	$230	$298	$(68)
Power & Vision	3,646	3,842	(196)	124	98	26
Seating Systems	1,312	1,455	(143)	(30)	52	(82)
Complete Vehicles	1,276	1,383	(107)	44	27	17
Corporate and Other	(131)	(139)	8	(14)	(6)	(8)
Total Reportable Segments	$10,069	$10,970	$(901)	$354	$469	$(115)

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2025	2024	Change
Body Exteriors & Structures	5.8%	6.7%	(0.9)%
Power & Vision	3.4%	2.6%	0.8%
Seating Systems	(2.3)%	3.6%	(5.9)%
Complete Vehicles	3.4%	2.0%	1.4%
Consolidated Average	3.5%	4.3%	(0.8)%

For further details on our segment results, please see our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2025 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in February 2025.

Updated 2025 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	15.0	15.1
Europe	16.6	16.6
China	30.2	29.7

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.714	U.S. $0.690
1 euro equals	U.S. $1.111	U.S. $1.030

Light vehicle production assumptions reflect near-term original equipment manufacturer ["OEM"] production release information, including announced production downtime at certain OEM assembly facilities, but do not include the potential impact of tariffs and other trade measures on vehicle costs, vehicle affordability or consumer demand, nor the impact of these on vehicle production.

Updated 2025 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$15.9 - $16.5 billion	$15.7 - $16.3 billion
Power & Vision	$14.8 - $15.2 billion	$14.1 - $14.5 billion
Seating Systems	$5.3 - $5.6 billion	$5.3 - $5.6 billion
Complete Vehicles	$4.5 - $4.8 billion	$4.0 - $4.3 billion
Total Sales	$40.0 - $41.6 billion	$38.6 - $40.2 billion

Adjusted EBIT Margin(3)(4)	5.1% - 5.6%	5.3% - 5.8%

Equity Income (included in EBIT)(4)	$65 - $95 million	$60 - $90 million

Interest Expense, net	Approximately $210 million	Approximately $210 million

Income Tax Rate(4)(5)	Approximately 26%	Approximately 25%

Adjusted Net Income attributable to Magna(4)(6)	$1.3 - $1.5 billion	$1.3 - $1.5 billion

Capital Spending	$1.7 - $1.8 billion	Approximately $1.8 billion

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information
(4)	Excludes unmitigated incremental tariff costs
(5)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(6)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and Amortization of acquired intangible assets, net of tax

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2025 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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KEY DRIVERS OF OUR BUSINESS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many OEMs globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: OEM, supplier or sub-supplier disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to the pace of EV adoption; and other factors.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

Adjusted EBIT

	For the three months ended March 31,
	2025	2024
Net Income	$153	$26
Add:
Amortization of acquired intangible assets	26	28
Interest expense, net	50	51
Other expense, net	53	356
Income taxes	72	8
Adjusted EBIT	$354	$469

Adjusted EBIT as a percentage of sales ("Adjusted EBIT Margin")

	For the three months ended March 31,
	2025	2024
Sales	$10,069	$10,970
Adjusted EBIT	$354	$469
Adjusted EBIT as a percentage of sales	3.5%	4.3%

Adjusted diluted earnings per share

	For the three months ended March 31,
	2025	2024
Net income attributable to Magna International Inc.	$146	$9
Add (deduct):
Amortization of acquired intangible assets	26	28
Other expense, net	53	356
Tax effect on Amortization of acquired intangible assets and Other expense, net	(6)	(82)
Adjusted net income attributable to Magna International Inc.	$219	$311
Diluted weighted average number of Common Shares outstanding during the period (millions):	282.0	287.1
Adjusted diluted earnings per share	$0.78	$1.08

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

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This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at http://www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2025 results on Friday, May 2, 2025 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS(7)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 167,000(8) employees across 342 manufacturing operations and 103 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(7)	Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(8)	Number of employees includes approximately 155,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•    Light vehicle sales levels, including due to:

     - A decline in consumer confidence

     - Economic uncertainty

     - Elevated interest rates and availability of consumer credit

     - Deteriorating vehicle affordability

•  Tariffs and/or other actions that erode free trade agreements

•  Production deferrals, cancellations and volume reductions

•  Production and supply disruptions

•  Commodities prices

•  Availability and relative cost of skilled labour

Total Sales Segment Sales

•  Same risks as for Light Vehicle Production above

•  Alignment of our product mix with production demand

•  Customer concentration

•  Uncertain pace of EV adoption. Including North American electric vehicle program deferrals, cancellations and volume reductions

•  Shifts in market shares among vehicles or vehicle segments

•  Shifts in consumer "take rates" for products we sell

•  Relative currency values

Adjusted EBIT Margin Net Income Attributable to Magna

•  Same risks as for Total Sales and Segment Sales above

•  Execution of critical program launches

•  Operational underperformance

•  Product warranty/recall risks

•  Production inefficiencies

•  Unmitigated incremental tariff costs

•  Restructuring costs and/or impairment charges

•  Inflation

•  Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs

•  Price concessions

•  Risks of conducting business with newer EV-focused OEMs

•  Commodity cost volatility

•  Scrap steel price volatility

•  Tax risks

Equity Income

•  Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna

•  Risks related to conducting business through joint ventures

•  Risks of doing business in foreign markets

•  Legal and regulatory proceedings

•  Changes in law

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•  unpredictable tariff and trade environment;

•  trade disputes and threats to free trade agreements;

•  consumer confidence levels;

•  increasing economic uncertainty;

•  interest rates and availability of consumer credit;

•  geopolitical risks;

Risks Related to the Automotive Industry

•  program deferrals, cancellations and volume reductions;

•  economic cyclicality;

•  regional production volume declines;

•  deteriorating vehicle affordability;

•  uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;

•  intense competition;

Strategic Risks

•  planning and forecasting challenges

•  evolution of the vehicle;

•  evolving business risk profile;

•  technology and innovation;

•  investments in mobility and technology companies;

Customer-Related Risks

•  customer concentration;

•  market shifts;

•  growth of EV-focused OEMs;

•  risks of conducting business with newer EV-focused OEMs;

•  dependence on outsourcing;

•  customer cooperation and consolidation;

•  consumer take rate shifts;

•  customer purchase orders;

•  potential OEM production-related disruptions;

Supply Chain Risks

•  supply base;

•  supply claims;

Pricing Risks

•  quote/pricing assumptions;

•  customer pricing pressure/contractual arrangements;

•  commodity cost volatility;

•  scrap steel/aluminum price volatility;

Warranty/Recall Risks

•  repair/replace costs;

•  warranty provisions;

•  product liability;

Climate Change Risks

•  transition risks and physical risks;

•  strategic and other risks;

IT Security/Cybersecurity Risks

•  IT/cybersecurity breach;

•  product cybersecurity;

Acquisition Risks

•  inherent merger and acquisition risks;

•  acquisition integration and synergies;

Other Business Risks

•  joint ventures;

•  intellectual property;

•  risks of doing business in foreign markets;

•  relative foreign exchange rates;

•  pension risks;

•  tax risks;

•  returns on capital investments;

•  financial flexibility;

•  credit ratings changes;

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•  supply chain disruptions;

•  regional energy supply and pricing;

Manufacturing/Operational Risks

•  product launch;

•  operational underperformance;

•  restructuring costs;

•  impairments;

•  skilled labour attraction/retention;

•  leadership expertise and succession;

• stock price fluctuation; Legal, Regulatory and Other Risks • legal and regulatory proceedings; • changes in laws; and • environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management’s Discussion and Analysis; and

•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

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